SUB-ITEM 77.M:  MERGERS

(a) Acquired Registered Investment Company: Jurika & Voyles Small-Cap Fund, a series of Jurika & Voyles Fund Group.

(b) The merger of Jurika & Voyles Small-Cap Fund, a series of Jurika & Voyles Fund Group (the "Fund") with CDC Nvest Jurika & Voyles Small Cap Growth Fund, a series of CDC Nvest Funds Trust III, took place on November 30, 2001 pursuant to an Agreement and Plan of Reorganization (the "Plan") (filed herein under Sub-Item 77.Q1g) which provided for (i) the transfer of all of the assets of the Fund to, and the assumption of all of the liabilities of the Fund by, CDC Nvest Jurika & Voyles Small Cap Growth Fund in exchange for Class Y shares of CDC Nvest Jurika & Voyles Small Cap Growth Fund, (ii) the distribution of such shares to the shareholders of the Fund in complete liquidation of the Fund and (iii) the subsequent termination of the Fund.

     The Fund's Board of Trustees approved the Plan at a Board Meeting on August 1, 2001. The Board of Trustees for CDC Nvest Jurika & Voyles Small Cap Growth Fund approved the plan at a Board meeting on August 31, 2001. The Plan was also ratified and approved at a Special Meeting of Shareholders of the Fund on November 16, 2001.

     The Jurika & Voyles Small-Cap Fund ceased to be an investment company pursuant to the Jurika & Voyles Fund Group Application for Deregistration (Form 40-8F-M) filed with the Staff on January 16, 2002 (Accession Number:
0000950147-02-000070).